EXHIBIT 1.01

CONFLICT MINERALS REPORT OF
METTLER-TOLEDO INTERNATIONAL INC.
FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2014

Background

We are a leading global supplier of precision instruments and services. We have strong leadership positions in our businesses and believe we hold global number-one market positions in a majority of them. Specifically, we are the largest provider of weighing instruments for use in laboratory, industrial and food retailing applications. We are also a leading provider of analytical instruments for use in life science, reaction engineering and real-time analytic systems used in drug and chemical compound development and process analytics instruments used for in-line measurement in production processes. In addition, we are the largest supplier of end-of-line inspection systems used in production and packaging for food, pharmaceutical and other industries.

We are committed to conducting our business ethically, legally, and in a socially and environmentally responsible manner. As part of this commitment we seek to understand the origin of the materials that go into our products and the social and environmental impacts their sourcing has. Accordingly, we take seriously the requirements of Rule 13p-1under the Securities Exchange Act. To ensure we meet these requirements we adopted a conflict minerals policy which is publicly available as part of our Ethical, Social and Quality Standards at www.mt.com/businesspartner. We also actively engage our suppliers in an effort to determine the source of certain defined minerals, collectively referenced in this report as “3TG,”i in our products and if armed groups benefited from their production. The relevant product categoriesii for our analysis were laboratory balances, pipettes, analytical instruments, automated chemistry solutions, process analytics, industrial weighing instruments, industrial terminals, transportation and logistics, vehicle scale systems, product inspection, and retail weighing solutions.

This report describes our engagement and its results, and was filed as Exhibit 1.01 to our Form SD for the reporting period for January 1 to December 31, 2014.

3TG Disclosure

After our reasonable country of origin inquiry (as described below), we concluded in good faith that for the period January 1 to December 31, 2014, 3TG were necessary to the functionality or production of products we manufactured and contracted to manufacture (“our products”).

Description of Inquiry/Analysis

We describe below the actions we took with respect to the 3TG that are necessary to the production or functionality of the products we manufactured or contracted to manufacture for sale in 2014.

Reasonable country of origin inquiry: We performed a reasonable country of origin inquiry on the materials in our products. We designed the country of origin inquiry to determine whether any of the 3TG necessary to the production or functionality of our products originated in the Conflict Region or are from recycled or scrap sources.iii

We performed the country of origin inquiry on approximately 86% of the materials necessary to the production or functionality of our products.iv If the scope of our inquiry were expanded to 100% of our necessary materials we expect the results would be similar to those detailed in this report.

Our primary means of determining the origin of 3TG in a material was to survey the supplier of the material. Where the supplier had a published statement regarding its use of 3TG we relied on that statement, unless factors were present which indicated we should not. Where no public statement was available we asked the supplier directly.

After the country of origin inquiry we determined that with respect to approximately 96% of the materials examined, any 3TG present either, (i) did not originate in the Conflict Region, (ii) we have no reason to believe they may have originated in the Conflict Region, (iii) came from recycled or scrap sources, or (iv) we reasonably believe they came from recycled or scrap sources.

Due diligence: We performed due diligence on the source and chain of custody of approximately 4% of the materials subjected to the country of origin inquiry. We subjected a material to due diligence if after the country of origin inquiry we could not determine that its 3TG either, (i) originated outside the Conflict Region, (ii) we have no reason to believe they may have originated in the Conflict Region, (iii) came from recycled or scrap sources, or (iv) we reasonably believe they came from recycled or scrap sources.

Our due diligence conformed to the Organisation for Economic Cooperation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” Our due diligence approach is comprehensive, beginning at the commencement of our relationship, continuing throughout the relationship with active engagement, and concluding each cycle with an analysis of the information gathered:

Relationship Commencement	Supplier Engagement	Analysis
● Supplier engagement due diligence. We perform due diligence at the commencement of our relationship with each supplier. This due diligence is leveraged with respect to 3TG suppliers.
● Supplier surveys. We request additional country of origin and internal policy information from our suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative reporting template.

● Industry cooperation. When available, we leverage resources available through industry cooperation. These efforts include checking suppliers, intermediaries, mines, and refineries against industry watch and conflict free lists.

● Policy communication and contracting. We have adopted a conflict minerals policy that we communicate to suppliers, and the public, at www.mt.com/businesspartner. We also seek to include a provision requiring due diligence support in all our supplier agreements.

● Work done upstream. As a company positioned downstream in the supply chain we request copies of, and must rely on, the due diligence performed by our suppliers, who are positioned further up the supply chain.

● Red flags. Where the due diligence performed yields sufficient information, we scrutinize our supply chain for the existence of the following "red flags," indicating conflict mineral origination in the Conflict Region and/or armed groups benefits:

○ The 3TG originate from or have been transported via the Conflict Region;

○ The 3TG are claimed to originate from a country that has limited known reserves, likely resources, or expected production levels of the 3TG;

○ The minerals are claimed to originate from a country in which 3TG from the Conflict Region are known to transit;

○ Known upstream partners have shareholders or other interests in companies that supply 3TG from the conflict region, or are known to source 3TG from the Conflict Region.

Identification and Mitigation of Risks

Because we are positioned downstream, our principal risk is having suppliers with non-existent or inadequate due diligence to assure a responsible supply chain of minerals from conflict-affected and high-risk areas. Our due diligence sought to identify risks upstream by assessing the due diligence practices of those parties upstream. Our due diligence yielded no determinable risks or red flags that would require a mitigation plan. In the coming period we plan to further evaluate what steps may be taken to mitigate the risk that our 3TG benefit armed groups, including any steps to improve our due diligence. To mitigate the risk that the necessary conflict minerals benefit armed groups in the Conflict Region, we have reiterated our conflict minerals policy to our suppliers.

Independent Private Sector Audit

As permitted by applicable rules, we are not submitting an independent private sector auditor’s report with respect to this report.

i As used in this report, “3TG” refers to, collectively, columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
ii Product categories include the products described under the same headings in Part I, Item 1 of our 10-K for the fiscal year ended December 31, 2014.
iii As used in this report: “Conflict Region” at the time of our analysis means the Democratic Republic of the Congo, and the countries sharing an internationally recognized border with it, namely Angola, Burundi Central Africa Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. 3TG from “recycled or scrap sources” means 3TG from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing. Recycled metal includes excess, obsolete, defective, and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold. Minerals partially processed, unprocessed, or a bi-product from another ore are not included in the definition of recycled metal.
iv The scope of our inquiry was limited to operations on our global enterprise platform, or Blue Ocean. “Blue Ocean,” as described in Part I, Item 1 of our 10-K for the fiscal year ended December 31, 2014, is our program to establish a new global operating model with standardized, automated, and integrated processes, and high levels of global data transparency. Operations covered include units in China, Germany, Switzerland, and the United States, which account for most of our principal manufacturing operations. We will extend the inquiries and processes described in this report to additional operations as they come on to Blue Ocean. We have no reason to expect results would be materially different for operations not on Blue Ocean.